SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K/A

The present Amendment is being filed because there was an inaccuracy in the name of the Company stated in the Form 6-K filed by the Company on October 18, 2007, which reported the Complementary Notice dated October 16, 2007, filed by the Company with the Comisión Nacional de Valores.

COMPLEMENTARY NOTICE TO THE NOTICE DATED SEPTEMBER 17, 2007

Fixed Rate Convertible Notes Due November 14, 2007, of nominal value US$ 50,000,000 and 50,000,000 Warrants to Purchase Shares of Common Stock

Cresud S.A.C.I.F. y A. (the “Company”) by means of this complementary notice to the Prospectus of Fixed Rate Convertible Notes Due November 14, 2007, of nominal value US$ 50,000,000 and 50,000,000 Warrants to Purchase Shares of Common Stock, authorized by the Argentine Securities Commission (Comisión Nacional de Valores) by means of Resolution No. 14.320 dated October 1, 2002, and published in the Bulletin of the Buenos Aires Stock Exchange on October 7, 2002, and of the Notice published in the Bulletin of the Buenos Aires Stock Exchange dated September 18, 2007 and published in La Prensa on September 25, 2007, informs that, in conformity with the shareholders’ meeting held on October 10, 2007:

•	The last conversion date for the Convertible Notes is November 13, 2007; and

•	All Warrants holders may exercise their related rights at any time during the period comprehended between October 11, 2007 and November 14, 2007.

As of October 11, 2007, the outstanding amount of our convertible notes was US$ 1,923,121 and of our warrants was US$ 2,045,736.

The Convertible Notes and Warrants holders that want to participate in the future capital increase of the Company, in conformity with the shareholders’ meeting held on October 10, 2007, shall convert their Convertible Notes and exercise their Warrants on or before the seventh Argentine business day before the beginning of the subscription period, date that shall be timely informed to the investing public.

The Company also informs that this complementary notice does not change any condition of the issuance of the Fixed Rate Convertible Notes Due November 14, 2007, of nominal value US$ 50,000,000 and of the 50,000,000 Warrants to Purchase Shares of Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 19, 2007